Drewrys Company is not accepting investment.

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Craft Beer
Drewrys Company

Brewery

Black River Falls, WI
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Drewrys Company is seeking investment to expand marketing and product lines.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPO
RELIEF. REVIEW SPECIFICS
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INVESTOR PERKS

Drewrys Company is offering perks to investors. You earn perks based on your total investment amou

Case of beer Invest $500 or more to qualify. 100 of 100 remaining

Depending on size of investment, would offer cases of beer to all investors, number depending on inv

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OUR STORY

Up until 30 years ago, everyone knew Drewrys beer. Our history goes back to the 19th century, and w
brewing heritage. We're back, and we're making the Drewrys label even better-known and well-regard

flourished in this new environment, producing dozens of varieties of in-house and contract brands. We need to get back to the days where we can drink our beer with some degree of pride.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Marketing and distribution of existing product line. $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$650,000	$715,000	$765,050	$803,302	$827,401
Cost of Goods Sold	$480,000	$572,000	$612,040	$642,641	$661,920
Gross Profit	$170,000	$143,000	$153,010	$160,661	$165,481

EXPENSES

Rent	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$50,000	$55,000	$58,850	$61,792	$63,645
Insurance	$2,500	$2,562	$2,626	$2,691	$2,758
Legal & Professional Fees	$5,000	$5,125	$5,253	$5,384	$5,518
Operating Profit	$106,500	$74,163	$79,978	$84,334	$86,939

This information is provided by Drewrys Company. Mainvest never predicts or projects performance, financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

POP Beer Poster.pdf

Bock Van Wrap.JPG

Drewrys 6 Pack Easy Ale - Mock-Up - 2-25-2021 v1.jpg

Drewrys BOCK Art 6 Pack - Bottle 4-6-2021 copy.odg

Drewrys BOCK.JPG

Drewrys in Production.1.JPG

POP 2021 - Beer and Spirits Sell Sheet.pdf

Drewrys EASY ALE.JPEG

Investment Round Status

Target Raise $50,000

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of Drewrys Company to make the payments you expec
money back, depends on a number of factors, including many beyond our control.

Limited Services

Drewrys Company operates with a very limited scope, offering only particular services to potential cli
changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wit
Drewrys Company competes with many other businesses, both large and small, on the basis of qualit
experience. Changes in customer preference away from Drewrys Company's core business or the ina
the with other competitors could negatively affect Drewrys Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Drewrys Company's management or vote
decisions regarding Drewrys Company. Furthermore, if the founders or other key personnel of Drewry
Company or become unable to work, Drewrys Company (and your investment) could suffer substanti

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Drewrys Company and the key persons will have no control. Changes in assumptions or th
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome m
projected outcomes. Consequently, there can be no assurance that the actual operating results will c
herein. Additionally, Drewrys Company is a newly established entity and therefore has no operating h
projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some othe
as a public offering of shares (for example, publicly-traded firms must generally provide investors wit
statements that have been audited by an independent accounting firm). Although Title III does require
that you would make a different decision if you had more information.

Lack of Ongoing Information

Drewrys Company will be required to provide some information to investors for at least 12 months foll
information is far more limited than the information that would be required of a publicly-reporting com
allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Drewrys Company will carry some insurance, Drewrys Company may not carry enough insu
the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure
Therefore, Drewrys Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws,
laws, antitrust laws, and health care laws, could negatively affect Drewrys Company's financial perfor
operate. Specifically, any additional regulation on the industry could significantly negatively affect the

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Drewrys Company's management will coincide: you
as successful as possible. However, your interests might be in conflict in other important areas, includ
Company to act conservative to make sure they are best equipped to repay the Note obligations, whi
spend aggressively to invest in the business. You would like to keep the compensation of managers lo
much as they can.

Future Investors Might Have Superior Rights

If Drewrys Company needs more capital in the future and takes on additional debt or other sources o
have rights superior to yours. For example, they might have the right to be paid before you are, to rec
greater voice in management, or otherwise.

even disappear altogether) unpredictably, it is impossible to predict how much you will receive and w unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any o

Subordination

The Notes shall be subordinated to all indebtedness of Drewrys Company to banks, commercial finan financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for e Instead, a representative will be appointed according to the procedures set forth in the Note Indentu the representative, or that the representative will do things you believe are wrong or misguided. If an representative has been appointed, all of the representative's reasonable expenses must be paid bef with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company’s ability to generate revenue and/or conti ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations i

This information is provided by Drewrys Company. Mainvest never predicts or projects performance, information. For additional information, review the official Form C filing with the Securities and Excha website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Drewrys Company isn't accepting investments right now, but is trying to get a sense of how they sho not need to provide any money, and we won't be accepting money or selling securities, until all of its obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the off if you so choose.

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